NEWS RELEASE

ARIZONA STAR ANNOUNCES STOCK OPTION GRANTS

Toronto, Ontario, December 28, 2005

Arizona Star Resource Corp (TSX-V: AZS) wishes to announce that it has granted options to purchase 150,000 common shares to two officers of the Company.

These options are exercisable at $7 per share for 5 years and vest only if (1) the shares of Arizona Star trade above C$12.40 for 10 consecutive trading days, and (2) the Company share price performance has exceeded the performance of the TSX Gold Index by more than 20% over the six months preceding the satisfaction of the test in (1).  These options were granted pursuant to the Company’s shareholder-approved stock option plan and are governed by the terms of that plan.

In addition, the Company has also granted 25,000 options to a consultant of the Company with the same terms and conditions as described above.

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.  Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.